

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 4720

March 3, 2010

John M. Mendez
Chief Executive Officer
First Community Bancshares, Inc.
P.O. Box 989
Bluefield, VA 24605-0989

>**Re: First Community Bancshares, Inc.**
>**Form 10-K for Fiscal Year Ended December 31, 2008**
>**Forms 10-Q for Fiscal Quarters Ended March 31, 2009, June 30, 2009,**
>**and September 30, 2009**
>**File No. 000-19297**

Dear Mr. Mendez:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Angela Connell
Reviewing Accountant